SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                            Titan International, Inc.
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    88830M102
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 16, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      8883M102             SCHEDULE 13D          PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                   (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                       [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,866,500
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

                                -0-
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                2,866,500
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,866,500
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.78% (see Item 5)
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      8883M102             SCHEDULE 13D          PAGE 3 OF 5 PAGES
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     The Schedule 13D (the "Schedule 13D") filed on October 24, 2005 by JANA
Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, no par value per share, of Titan International, Inc. (the "Issuer") is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D. The principal executive office of the Issuer is located at 2701 Spruce Street, Quincy, Illinois 62301.

ITEM 4.       PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby supplemented by the addition of the following:

     On December 16, 2005, the Reporting Person sent a letter to the Issuer calling upon the Issuer to respond to its request for a full and open explanation of the process related to the proposed sale of the Issuer and for assurances that the Issuer's board of directors would obtain the highest and best price attainable for shareholders. A copy of the letter and a related press release is attached hereto as Exhibit B.

ITEM 5.       INTEREST IN THE SECURITIES OF THE ISSUER.

     Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (c) There have been no transactions in the Shares effected by the Reporting Person since the most recent filing on Schedule 13D.


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CUSIP NO.      8883M102             SCHEDULE 13D          PAGE 4 OF 5 PAGES
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ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 of the Schedule is hereby supplemented with the addition of the following:

2. Exhibit B - Press Release dated December 16, 2005 and Letter to Maurice M. Taylor, Chairman and CEO of the Issuer, dated December 16, 2005 from the Reporting Person.

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CUSIP NO.      8883M102             SCHEDULE 13D          PAGE 5 OF 5 PAGES
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 16, 2005

                                            JANA PARTNERS LLC


                                            By: /s/ Barry Rosenstein
                                                ----------------------------
                                                Name:  Barry Rosenstein
                                                Title: Managing Partner


                                            By: /s/ Gary Claar
                                                ----------------------------
                                                Name:  Gary Claar
                                                Title: Managing Director